Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

As of August 5, 2026

Fortuna | 1

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Mining Corp. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024 (the “2025 Financial Statements”), and the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2026 and 2025 (the “Q2 2026 Financial Statements”) and the related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For further information on the Company, reference should be made to its public filings, including its annual information form, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of August 5, 2026. The information and discussion provided in this MD&A covers the three and six months ended June 30, 2026 and 2025, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are to Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note on page 32 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2025 dated March 23, 2026 and its Management Information Circular dated May 7, 2026, which are available on SEDAR+ and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: all-in costs, cash cost per ounce of gold; cash cost per ounce of gold equivalent;  all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; sustaining capital, growth capital; all-in cash cost per payable ounce of silver equivalent sold; free cashflow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income, adjusted EBITDA, EBITDA margin, net debt, total net debt to adjusted EBITDA ratio and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section on page 21 of this MD&A.

Where applicable, the Company has presented operating and financial results for the previous financial periods based on its continuing operations. Contributions from the San Jose and Yaramoko Mines have been removed as they were disposed of during the second quarter of 2025.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in South America and West Africa. The Company produces gold, silver, and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility. As at the date of the MD&A, the Company has three operating mines and exploration activities in Argentina, Côte d'Ivoire, Peru, Guyana, Guinea and Mexico as well as the Diamba Sud gold project in Senegal.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and the open pit Séguéla gold mine (“Séguéla” or the “Séguéla Mine”) located in southwestern Côte d’Ivoire. Each of the Company's producing mines is considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI.

CORPORATE DEVELOPMENTS

Awalé Investment

On July 28, 2026, the Company acquired 5,695,312 common shares of Awalé Resources Limited (“Awalé”), a mineral exploration company in Côte d’Ivoire, for $3.4 million, thereby increasing the Company’s investment to 20,732,905 common shares of Awalé and maintaining Fortuna’s ownership interest in Awalé at approximately 14.7%.

Séguéla Plant Expansion

On July 29, 2026, the Company announced an investment decision on the Séguéla Plant Expansion. The project includes an expansion of the Séguéla processing facility, upgrades to supporting infrastructure, and development of the Sunbird underground mine. Together, these investments are expected to increase throughput, improve gold recoveries, accelerate production from Séguéla’s growing resource base, and reinforce the mine’s position as a cornerstone asset in Fortuna’s portfolio. The expansion is expected to support average annual gold production of more than 200,000 ounces per year over the next decade at an estimated capital cost of $109 million. Funding for the project will be through operating cash flow and existing cash balances.

Fortuna plans to advance the Séguéla expansion through a phased execution plan designed to minimize disruption to ongoing operations.

Key milestones include:

●	H2 2026: Expected commencement of construction activities, including site preparation, camp expansion, procurement of long-lead items, and advancement of EPCM activities.
●	Q2 2027: Expected commencement of underground mining at the Sunbird deposit.
●	H2 2028: Targeted ramp-up to the expanded processing plant throughput of approximately 2.3 Mtpa.

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2026

Financial

●	Sales were $318.4 million, an increase of 38% from the $230.4 million reported in the three months ended June 30, 2025 (“Q2 2025”)

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

●	Mine operating income was $183.5 million, an increase of 75% from the $105.0 million reported in Q2 2025
●	Operating income was $156.9 million, an increase of $73.2 million from the $83.7 million in operating income reported in Q2 2025
●	Attributable net income from continuing operations was $75.5 million or $0.25 per share, an increase from attributable net income of $42.6 million or $0.14 per share reported in Q2 2025
●	Adjusted attributable net income (refer to Non-IFRS Financial Measures) was $75.5 million compared to $44.7 million in Q2 2025, representing a 69% increase
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $200.8 million compared to $133.3 million reported in Q2 2025, representing a 51% increase
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $85.7 million compared to $57.4 million reported in Q2 2025, representing a 49% increase
●	Net cash provided by operating activities from continuing operations was $138.3 million, an increase of 49% from the $92.7 million reported in Q2 2025

Operating

●	Gold production of 62,512 ounces, a 1% increase from Q2 2025
●	Silver production of 231,294 ounces, a 4% decrease from Q2 2025
●	Lead production of 7,815,387 pounds, a 12% decrease from Q2 2025
●	Zinc production of 12,037,240 pounds, a 6% decrease from Q2 2025
●	Consolidated All-in Sustaining Costs (“AISC”) of $2,157 per ounce on a gold equivalent sold basis compared to $1,932 per ounce for Q2 2025. See “Non-IFRS Measures - All-in Sustaining Cash Cost per Ounce of Gold Equivalent Sold” for additional information

Health & Safety

With deep regret, we reported a fatal accident involving an employee of one of our mining contractors in May at the Séguéla Mine. The accident involved a haul truck. Following the accident, a comprehensive investigation was completed and resulting learnings have been incorporated into the Company’s ongoing safety and operational controls.

The Company recorded one lost time injury, one restricted work injury, and one medical treatment injury over 3.2 million hours worked during the period. As a result, the year-to-date lost time injury frequency rate (“LTIFR”) at the end of the quarter was 0.17 per million hours worked, compared to 0.00 in Q2 2025. The total recordable injury frequency rate (“TRIFR”) was 1.21 per million hours worked, compared to 0.87 in Q2 2025.

Environment

During the second quarter of 2026, there were no serious environmental incidents, no incidents of non-compliance related to water permits, standards, and regulations and no material environmental fines recorded.

Community Engagement

During the second quarter of 2026, there were no material disputes with communities at any of our sites. The Company recorded 517 local stakeholder engagement activities during the period, including consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights From Continuing Operations

A summary of the Company’s consolidated financial and operating results for the three and six months ended June 30, 2026 and 2025 is presented below:

	Three months ended June 30,			Six months ended June 30,
Consolidated Metrics	2026	2025	% Change	2026	2025	% Change
Selected highlights

Gold
Metal produced (oz)	62,512	61,736	1%	126,073	120,556	5%
Metal sold (oz)	62,453	61,631	1%	125,876	118,725	6%
Realized price ($/oz)	4,447	3,307	34%	4,667	3,103	50%

Silver
Metal produced (oz)	231,294	240,621	(4%)	488,897	483,614	1%
Metal sold (oz)	285,916	251,798	14%	489,349	503,607	(3%)
Realized price ($/oz)	75.22	33.77	123%	78.32	32.77	139%

Lead
Metal produced (000's lbs)	7,815	8,924	(12%)	15,990	17,760	(10%)
Metal sold (000's lbs)	9,714	9,183	6%	16,753	18,382	(9%)

Zinc
Metal produced (000's lbs)	12,037	12,851	(6%)	23,563	26,623	(11%)
Metal sold (000's lbs)	12,707	12,283	3%	23,724	26,109	(9%)

Unit costs
Cash cost ($/oz Au Eq) (1)(2)	1,034	929	11%	993	899	10%
All-in sustaining cash cost ($/oz Au Eq) (1)(2)	2,157	1,932	12%	2,134	1,846	16%

Mine operating income	183.5	105.0	75%	395.3	185.4	113%
Operating income	156.9	83.7	87%	337.0	139.7	141%
Net income from continuing operations	83.7	47.7	76%	203.7	86.6	135%
Attributable net income from continuing operations	75.5	42.6	77%	186.5	78.1	139%
Attributable income from continuing operations per share - basic	0.25	0.14	79%	0.62	0.25	148%
Attributable net income	75.5	37.3	102%	186.5	95.8	95%
Attributable income per share - basic	0.25	0.12	108%	0.62	0.31	100%
Adjusted attributable net income from continuing operations (1)	75.5	44.7	69%	186.5	80.4	132%
Adjusted EBITDA (1)	200.8	133.3	51%	419.6	235.8	78%
Net cash provided by operating activities - continuing operations	138.3	92.7	49%	347.6	181.7	91%
Free cash flow from ongoing operations (1)	85.7	57.4	49%	259.7	124.1	109%
Capital Expenditures (3)
Sustaining	36.6	31.4	17%	64.5	54.0	19%
Sustaining leases	8.9	6.0	48%	15.7	10.9	44%
Growth capital	31.3	15.6	101%	48.7	31.0	57%

(in millions of US dollars, except percentages)				June 30, 2026	December 31, 2025	% Change
Cash and cash equivalents				606.7	554.0	10%
Total assets				2,497.3	2,360.6	6%

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Debt	138.9	134.4	3%
Equity attributable to Fortuna shareholders	1,767.0	1,677.0	5%
(1) Refer to Non-IFRS financial measures.

(2) Gold equivalent was calculated using the realized prices for gold of $4,447/oz Au, $75.22/oz Ag, $1,930/t Pb and $3,464/t Zn for Q2 2026. Gold equivalent was calculated using the realized prices for gold of $3,307/oz Au, $33.8/oz Ag, $1,945/t Pb and $2,640/t Zn for Q2 2025. Gold equivalent was calculated using the realized prices for gold of $4,667/oz Au, $78.32/oz Ag, $1,925/t Pb and $3,363/t Zn for YTD 2026. Gold equivalent was calculated using the realized prices for gold of $3,103/oz Au, $32.8/oz Ag, $1,958/t Pb and $2,747/t Zn for YTD 2025.

(3) Capital expenditures are presented on a cash basis.
Figures may not add due to rounding.
Discontinued operations have been removed where applicable.

FINANCIAL RESULTS FROM CONTINUING OPERATIONS

Sales

(in millions of US dollars,	Three months ended June 30,			Six months ended June 30,
except percentages)	2026	2025	% Change	2026	2025	% Change
Provisional sales
Lindero	90.3	75.7	19%	191.8	128.9	49%
Séguéla	185.7	126.5	47%	392.0	237.5	65%
Caylloma	44.8	28.4	58%	78.9	59.2	33%
Adjustments (1)	(2.4)	(0.2)	1,100%	(1.8)	(0.1)	1,700%
Total sales	318.4	230.4	38%	660.9	425.5	55%

(1) Adjustments consist of mark to market, final price and assay adjustments.
Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges.
Treatment charges are allocated to base metals at Caylloma.
Discontinued operations have been removed.

Second Quarter 2026 vs Second Quarter 2025

Consolidated sales from continuing operations for the three months ended June 30, 2026 were $318.4 million, a 38% increase from the $230.4 million reported in the same period in 2025. Sales by reportable segment for the three months ended June 30, 2026 were as follows:

●	Lindero recognized sales of $90.3 million from the sale of 20,404 ounces of gold, a 19% increase from the comparable period in 2025. Sales increased at Lindero as a result of higher realized metal prices of $4,422 per gold ounce compared to $3,293. Higher metal prices were partially offset by lower production due to a maintenance shutdown of the primary crusher and work completed on the agglomerator. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Séguéla recognized sales of $185.7 million from the sale of 41,677 ounces of gold, an increase of 47% over the comparable period. Higher sales at Séguéla were the result of higher production from higher grades as well as a realized metal price of $4,456 per gold ounce compared to $3,315 in the comparable period. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	Caylloma recognized sales of $44.8 million compared to $28.4 million reported in the same period in 2025. Increased sales were driven by higher realized silver prices of $75.33 per ounce compared to $33.76 per ounce in the comparable period. See "Results of Operations – Caylloma Mine, Peru" for additional information.

First Six Months of 2026 vs First Six Months of 2025

Consolidated sales from continuing operations for the six months ended June 30, 2026 were $660.9 million, a 55% increase from the $425.5 million reported in the same period in 2025. Sales by reportable segment for the six months ended June 30, 2026 were as follows:

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

●	Lindero recognized sales of $191.8 million from the sale of 41,587 ounces of gold, a 49% increase from the comparable period in 2025. Sales increased at Lindero as a result of higher realized metal prices of $4,633 per gold ounce compared to $3,108. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Séguéla recognized sales of $392.0 million from the sale of 83,731 ounces of gold, an increase of 65% over the comparable period. Higher sales at Séguéla were the result of higher production from higher grades as well as higher realized metal prices of $4,682 per gold ounce compared to $3,101 in the comparable period. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	Caylloma recognized sales of $78.9 million compared to $59.2 million reported in the same period in 2025. Increased sales were driven by higher realized silver prices of $78.40 per ounce compared to $32.76 per ounce in the comparable period. The increase was partially offset by lower base metal production. See "Results of Operations – Caylloma Mine, Peru" for additional information.

Operating Income (Loss) and Adjusted EBITDA

	Three months ended June 30,				Six months ended June 30,
	2026	% (1)	2025	% (1)	2026	% (1)	2025	% (1)
Operating income (loss)
Lindero	36.5	40%	29.1	38%	92.0	48%	46.5	36%
Séguéla	115.7	62%	62.0	49%	235.6	60%	106.5	45%
Caylloma	19.7	46%	8.7	31%	37.5	49%	19.2	33%
Corporate	(15.0)		(16.1)		(28.1)		(32.5)
Total	156.9	49%	83.7	36%	337.0	51%	139.7	33%

Adjusted EBITDA (2)
Lindero	51.4	57%	38.7	51%	121.9	64%	67.4	52%
Séguéla	139.8	75%	91.7	73%	284.5	73%	166.8	70%
Caylloma	24.4	57%	13.2	47%	45.7	59%	28.2	47%
Corporate	(14.8)		(10.3)		(32.5)		(26.6)
Total	200.8	63%	133.3	58%	419.6	63%	235.8	55%

(1) As a percentage of sales.
(2) Refer to Non-IFRS Financial Measures.
Figures may not add due to rounding.
Discontinued operations have been removed.

Second Quarter 2026 vs Second Quarter 2025

Operating income for the three months ended June 30, 2026 was $156.9 million, an increase of $73.2 million over the same period in 2025 which was primarily due to:

●	Higher operating income at the Lindero Mine was primarily the result of higher sales and partially offset by increased operating costs due to maintenance and rehandling costs as well as higher Argentine Peso denominated costs due to macroeconomic factors and rising diesel prices. Depletion per ounce also increased due to an impairment reversal on mineral properties in the third quarter of 2025.
●	The Séguéla Mine recognized operating income of $115.7 million in the second quarter compared to $62.0 million in the comparable period. The increase in operating income was a result of higher sales and lower depletion per ounce due to an increase in reserves partially offset by higher royalties. Operating income for the second quarter of 2026 included $11.5 million in depletion related to the purchase price of Roxgold Inc. in 2021.
●	Operating income at the Caylloma Mine for the second quarter of 2026 increased by $11.0 million compared to 2025 as a result of higher silver sales.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $200.8 million for the three months ended June 30, 2026, an increase of $67.5 million over the same period in 2025. Higher adjusted EBITDA was primarily the result of higher sales.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income from continuing operations. Net income from continuing operations for the three months ended June 30, 2026 was $83.7 million, a $39.6 million increase from the $44.1 million reported in the comparable period. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

First Six Months of 2026 vs First Six Months of 2025

Operating income for the six months ended June 30, 2026 was $337.0 million, an increase of $197.3 million over the same period in 2025 which was primarily due to the same factors described above.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $419.6 million for the six months ended June 30, 2026, an increase of $183.8 million over the same period in 2025. Higher adjusted EBITDA was primarily the result of higher sales

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income from continuing operations for the six months ended June 30, 2026 was $203.7 million, a $94.8 million increase from the $108.9 million reported in the comparable period. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

All-in Sustaining Cost (“AISC”)

Second Quarter 2026 vs Second Quarter 2025

Consolidated AISC per gold equivalent ounce (“GEO”) sold from continuing operations for the second quarter of 2026 was $2,157 compared to $1,932 for the comparable quarter. Factors that contributed to higher AISC for the period were:

●	A $105/oz increase in cash costs mainly due to maintenance shutdowns at Lindero, real appreciation of the Peso increasing USD operating costs, and rising diesel prices
●	A $74/oz increase from royalties as a result of higher realized metal prices
●	($48)/oz from lower G&A primarily due to lower share-based compensation
●	$94/oz for higher sustaining capital due to capitalized stripping at Séguéla and project work at Caylloma

First Six Months of 2026 vs First Six Months of 2025

Consolidated AISC per gold equivalent ounce (“GEO”) sold from continuing operations for the first six months of 2026 was $2,134 compared to $1,846 for the comparable period. Factors that contributed to higher AISC for the period were:

●	A $94/oz increase due to higher cash costs
●	A $93/oz increase from royalties as a result of higher realized metal prices
●	$90/oz for higher sustaining capital due to capitalized stripping at Séguéla and project work at Caylloma
●	The comparable period included a ($10)/oz benefit related to the gain on blue chip swaps in Argentina

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

General and Administrative (“G&A”) Expenses

	Three months ended June 30,			Six months ended June 30,
(in millions of US dollars except percentages)	2026	2025	% Change	2026	2025	% Change
Mine G&A	9.3	7.8	19%	18.0	15.1	19%
Corporate G&A	9.5	9.2	3%	20.4	16.6	23%
Share-based payments	(0.3)	4.5	(107)%	7.5	13.7	(45)%
Workers' participation	0.2	0.1	100%	0.6	0.1	500%
Total	18.7	21.6	(14)%	46.5	45.5	2%

G&A expenses for the three months ended June 30, 2026 decreased 14% to $18.7 million compared to $21.6 million reported in the same period in 2025. The decrease was a result of lower share-based compensation caused by a decline in the Company’s share price and the resulting change in value of share units expected to settle in cash.

For the six months ended June 30, 2026, the G&A expenses increased 2% to $46.5 million compared to $45.5 million reported in the same period in 2025 with lower share-based compensation offsetting higher G&A costs due to timing of spend.

Foreign Exchange

Foreign exchange loss for the three months ended June 30, 2026 was $6.3 million compared to a $2.3 million gain reported in the same period in 2025. The higher foreign exchange loss in the quarter was due to the purchase of US dollars in Argentina to repatriate funds and a devaluation of the Peso and the impact on cash and VAT balances.

Foreign exchange loss for the six months ended June 30, 2026 was $8.4 million compared to a $2.5 million gain reported in the same period in 2025. The higher foreign exchange loss in the period was due to the purchase of US dollars in Argentina to repatriate funds and a devaluation of the foreign currencies relative to the US Dollar and the impact on cash and VAT balances held locally.

Income Tax Expense

Income tax expense for the three months ended June 30, 2026 was $71.0 million compared to $33.7 million reported in the same period in 2025. The $37.3 million increase in income tax expense was due to higher net income before taxes, the devaluation of the Peso and the impact on tax balances in local currency in Argentina as well as the accrual of $14.9 million in withholding taxes primarily for planned repatriation of cash from subsidiaries.

Income tax expense for the six months ended June 30, 2026 was $129.4 million compared to $49.0 million reported in the same period in 2025. The $80.4 million increase in income tax expense was due to higher net income before taxes as well as the accrual of $27.2 million in withholding taxes for planned repatriation of cash from subsidiaries.

The effective tax rate (“ETR”) for the three months ended June 30, 2026 was 46% compared to 41% for the same period in 2025. The increase in the ETR for Q2 2026 was primarily due to a higher deferred tax expense as a result of the accrual of withholding taxes and the impact of macro-economic factors on tax balances in Argentina.

The effective tax rate (“ETR”) for the six months ended June 30, 2026 was 39% compared to 36% for the same period in 2025. The increase in the ETR for 2026 was due to the same factors described above.

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Senegal, Australia, and Canada. There are a number of factors that can significantly impact the Company’s ETR including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws, and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Mine production
Tonnes placed on the leach pad	1,558,750	1,828,520	3,084,036	3,581,536

Gold
Grade (g/t)	0.64	0.57	0.63	0.56
Production (oz)	20,829	23,550	42,374	43,870
Metal sold (oz)	20,404	23,487	41,587	42,142
Realized price ($/oz)	4,422	3,293	4,633	3,108

Unit costs
Cash cost ($/oz Au) (1)	1,459	1,148	1,331	1,147
All-in sustaining cash cost ($/oz Au) (1)	2,265	1,783	2,019	1,839

Capital expenditures ($000's) (2)
Sustaining	12,053	11,356	19,722	23,718
Sustaining leases	1,231	791	2,628	1,373
Growth capital	4,083	1,827	4,798	2,134

(1) Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

(2) Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the second quarter of 2026, a total of 1,558,750 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.64 g/t, containing an estimated 32,008 ounces of gold. Ore mined was 1.38 million tonnes, with a stripping ratio of 1.81:1. During the first half of 2026, Lindero placed on the leach pad approximately 95% of the ounces planned for the period required to achieve the midpoint of its annual production guidance.

Lindero’s gold production for the quarter was 20,829 ounces compared to 23,550 ounces in the comparable period. Lower production was due to Lindero completing key capital projects aimed at improving comminution reliability and availability, which required a planned 30-day shutdown of the primary crusher to replace its steel foundations.

The cash cost per ounce of gold for the quarter was $1,459 compared to $1,148 in the same period of 2025. The increase in cash costs was primarily driven by lower gold production and higher maintenance costs associated with the 30-day shutdown of the primary crusher as well as real appreciation of the Argentine Peso increasing costs in US dollar terms and rising diesel prices.

In the second quarter of 2026, AISC per gold ounce sold increased to $2,265 compared to $1,783 in the comparable period of 2025. The increase in AISC was due to lower payable ounces sold and higher production cash costs.

Fortuna | 12

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Séguéla Mine, Côte d’Ivoire

The Séguéla Mine is located in the Woroba District of Côte d’Ivoire. The operation consists of an open pit mine, feeding ore to a single stage crushing circuit, with crushed ore being fed to a SAG mill followed by conventional carbon-in-leach and gravity recovery circuits prior to electro winning and smelting of gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Mine production
Tonnes milled	421,464	429,184	852,417	873,188
Average tonnes crushed per day	4,581	4,665	4,683	4,798

Gold
Grade (g/t)	3.46	3.00	3.33	2.88
Recovery (%)	92	93	93	93
Production (oz)	41,683	38,186	83,699	76,686
Metal sold (oz)	41,677	38,144	83,731	76,583
Realized price ($/oz)	4,456	3,315	4,682	3,101

Unit costs
Cash cost ($/oz Au) (1)	676	670	677	660
All-in sustaining cash cost ($/oz Au) (1)	1,765	1,634	1,762	1,461

Capital expenditures ($000's) (2)
Sustaining	18,729	18,065	36,746	26,678
Sustaining leases	6,491	4,484	10,755	8,123
Growth capital	10,594	5,538	17,238	14,745

(1) Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
(2) Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

During the second quarter of 2026, Séguéla mined a total of 433,231 tonnes of ore, averaging 3.06 g/t Au and containing an estimated 42,555 ounces of gold from the Antenna, Ancien, Koula, and Sunbird pits. A total of 5,902,142 tonnes of waste was mined during the period, resulting in a strip ratio of 13.6:1. Additionally, 731,647 tonnes of waste were mined during the quarter at Sunbird South to gain access to the underground portal position.

In the second quarter of 2026, Séguéla processed 421,464 tonnes of ore, producing 41,683 ounces of gold, at an average head grade of 3.46 g/t Au, a 2% decrease in tonnes of ore and 15% increase in average head grade, compared to the same period of the previous year. Tonnes milled were slightly lower than in the previous quarter, reflecting a planned mill reline during the period.

Cash cost per gold ounce sold was $676, comparable to $670 for the second quarter of 2025 as higher operating costs were offset by increased production.

All-in sustaining cash cost per gold ounce sold was $1,765 for the second quarter of 2026 compared to $1,634 for the second quarter of 2025. The increase was primarily a result of higher royalties due to an increase in realized gold prices.

Fortuna | 13

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, silver, lead, and zinc production and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Mine production
Tonnes milled	141,337	138,471	278,038	275,130
Average tonnes milled per day	1,588	1,556	1,571	1,555

Silver
Grade (g/t)	62	64	67	65
Recovery (%)	82	84	82	83
Production (oz)	231,294	240,621	488,897	483,614
Metal sold (oz)	281,433	247,429	481,782	497,713
Realized price ($/oz)	75.33	33.76	78.40	32.76

Lead
Grade (%)	2.76	3.23	2.87	3.22
Recovery (%)	91	90	91	91
Production (000's lbs)	7,815	8,924	15,990	17,760
Metal sold (000's lbs)	9,714	9,183	16,753	18,382
Realized price ($/lb)	0.88	0.88	0.89	0.89

Zinc
Grade (%)	4.26	4.63	4.24	4.82
Recovery (%)	91	91	91	91
Production (000's lbs)	12,037	12,851	23,563	26,623
Metal sold (000's lbs)	12,707	12,283	23,724	26,109
Realized price ($/lb)	1.57	1.20	1.25	1.25

Unit costs
Cash cost ($/oz Ag Eq) (1,2)	27.77	15.16	28.80	13.92
All-in sustaining cash cost ($/oz Ag Eq) (1,2)	44.89	21.73	44.68	20.17

Capital expenditures ($000's) (3)
Sustaining	5,779	1,988	8,020	3,602
Sustaining leases	1,150	741	2,284	1,372
Growth capital	123	305	199	554

(1) Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively.
(2) Cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures.
(3) Capital expenditures are presented on a cash basis.

Fortuna | 14

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

In the second quarter of 2026, the Caylloma Mine produced 231,294 ounces of silver at an average head grade of 62 g/t, a 4% decrease when compared to the same period of 2025.

Lead and zinc production for the quarter was 7.8 million pounds and 12.0 million pounds, respectively. Head grades averaged 2.76% Pb and 4.26% Zn, a 15% and 8% decrease, respectively, when compared to the same quarter in 2025. Lower head grades and were in line with the mine plan.

The cash cost per silver equivalent ounce sold in the second quarter of 2026 was $27.77 compared to $15.16 during the second quarter of 2025. The higher cost per ounce for the quarter was primarily the result of higher realized silver prices and the impact on the calculation of silver equivalent ounces sold.

The all-in sustaining cash cost per ounce of payable silver equivalent in the second quarter of 2026 increased 107% to $44.89 compared to $21.73 for the same period of 2025. The increase for the quarter was the result of higher cash costs per ounce, an increase in treatment charges from concentrate sales, lower silver equivalent ounces due to higher silver prices, and an increase in spend on capital projects.

As of June 30, 2026, the project to expand the capacity of tailings storage facility No. 3 at the Caylloma Mine was 28% complete and progressing according to plan.

Fortuna | 15

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to June 30, 2026:

	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Sales	318.4	342.5	270.2	251.4	230.4	195.0	195.2	181.7
Mine operating income	183.5	211.8	148.4	133.1	105.0	80.3	69.0	64.1
Operating income	156.9	180.1	114.1	154.6	83.7	55.9	45.7	50.8
Net income	83.7	119.9	74.0	128.2	44.1	64.8	15.1	54.4
Attributable net income	75.5	111.0	68.1	123.6	37.3	58.5	11.3	50.5
Attributable net income from continuing operations	75.5	111.0	68.1	123.6	42.6	35.4	14.7	35.5

Attributable earnings per share from continuing operations - basic	0.25	0.36	0.22	0.40	0.14	0.12	0.05	0.11
Attributable earnings per share from continuing operations - diluted	0.24	0.35	0.21	0.38	0.14	0.12	0.05	0.11

Total assets	2,497.3	2,492.6	2,360.6	2,240.9	2,138.3	2,210.3	2,115.5	2,083.6
Debt	138.9	136.6	134.4	132.2	130.0	128.0	126.0	124.1

Figures may not add due to rounding.

Amounts have been restated to reflect the impact of discontinued operations.

The Company’s results over the past several quarters have primarily been influenced by fluctuations in the gold price, input costs, changes in gold equivalent production and foreign exchange rates.

Significant events that have impacted continuing operations from previous quarters include:

●	An impairment reversal of $52.7 million on mineral properties and the reversal of a previously recorded write-down of low grade stockpiles of $16.7 million at Lindero in Q3 2025
●	The recognition of $17.5 million in withholding taxes in Q2 2025 related to the timing of local Board approvals for the repatriation of cash balances in Côte d’Ivoire

Fortuna | 16

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

EXPLORATION AND EVALUATION

The Company capitalizes the cost of acquiring, maintaining its interest, and exploring mineral properties as exploration and evaluation assets until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value. Sustaining capital expenditures primarily consists of exploration activities to expand a known mineral reserve. Growth capital primarily consists of exploration activities to make new discoveries or convert a discovery to a mineral reserve. Exploration and evaluation expenditures for which the Company does not have title or rights are expensed when incurred.

Exploration by region	Three months ended June 30,		Six months ended June 30,
(in millions of US dollars)	2026	2025	2026	2025
Mine site	9.6	7.7	15.9	13.5
Argentina	1.4	–	1.8	–
Côte d’Ivoire	2.0	1.1	2.5	1.6
Senegal	0.1	0.5	0.3	0.7
Diamba Sud	4.8	3.5	8.5	6.2
Mexico	0.6	0.3	1.6	1.0
Total exploration	18.6	13.1	30.5	23.0
Sustaining	2.0	0.3	2.6	0.4
Growth	16.6	12.8	28.0	22.6

Figures may not add due to rounding.
Accrual basis.
Discontinued operations removed.

Côte d’Ivoire

Mine site exploration at Séguéla for the three months ended June 30, 2026 continued to focus on resource expansion of the Sunbird underground and Kingfisher open pit resources with 50 diamond drill holes completed for 16,118 meters, and 17 reverse circulation drill (“RC”) holes completed for 642 meters, and 52 precollar RC holes completed for 4,084 meters for a total of 20,844 meters.

Peru

Drilling at Caylloma continued during the period with three diamond drill holes for 2,708 meters at Animas, along with field mapping and prospect identification.

Argentina

Drilling to expand the footprint of Arizaro mineralization in Argentina commenced during the quarter, with three holes completed for 2,374 meters drilled. Drilling is expected to continue through to November, testing depth as well as potential strike extensions up to 2.5km to the south-west.

Two diamond drill holes and regional mapping were completed during the quarter at Cerro Lindo in Salta, Argentina before the program was paused for the winter season.  Drilling is anticipated to re-commence in September. Field investigation and mapping also commenced at the Cerro Choique and Dos Lagunas properties in Rio Negro province, ahead of planned reconnaissance drilling later in the year.

Senegal

Greenfield activities were dominated by drilling at Diamba Sud with a total of 81 diamond drill holes for 15,938 meters, and 173 RC holes for 12,887 meters (including 129 grade control holes for 6,439 meters), with drilling focused primarily on the Southern Arc, Western Splay, Karakara and Kassasoko deposits. Auger drilling and termite mound sampling for target delineation also continued across the adjacent Bondala permit.

Fortuna | 17

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Guyana

The process of establishing a presence in Georgetown, Guyana continued during the quarter along with several field visits to the Quartzstone project site, ahead of an active field program anticipated late in the third quarter of 2026 after the easing of the regional rainy season.

Fortuna | 18

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $606.6 million at June 30, 2026 compared to $554.0 million at the end of 2025. The increase in cash and cash equivalents was the result of higher metal prices driving higher cash flow from operations of $347.6 million partially offset by $106.6 million in share buybacks, $113.2 million in capital expenditures, $23.5 million in dividends to a non-controlling interest and $15.8 million in lease payments. Significant cash flow movements for the second quarter of 2026 are described below.

Operating Activities

Operating cash flow from continuing operations for the quarter was $138.3 million compared to $92.7 million in Q2 2025. Higher operating cash flow was driven by higher realized metal prices for gold of $4,447 in Q2 2026 compared to $3,307 in Q2 2025 and partially offset by higher income taxes paid of $79.3 million versus $36.4 million in the comparable period. The increase in taxes paid was due to higher earnings at Séguéla in 2025 and the timing of tax payments in Côte d’Ivoire.

Investing Activities

The Company invested $67.9 million in Q2 2026 compared to $47.0 million in Q2 2025 as outlined in the table below.

Capital investments	Three months ended June 30,		Six months ended June 30,
(in millions of US dollars)	2026	2025	2026	2025
Lindero	15.0	13.2	22.9	25.9
Séguéla	27.8	22.5	51.5	39.7
Caylloma	5.9	2.3	8.2	4.2
Mine site capital	48.7	38.0	82.6	69.8
Projects and other	16.5	7.9	26.4	13.5
Greenfields	2.7	1.1	4.1	1.8
Total capital	67.9	47.0	113.2	85.1
Sustaining	36.6	31.4	64.5	54.0
Growth	31.3	15.6	48.7	31.0

Figures may not add due to rounding.
Accrual basis.

The increase in the capital spend for the quarter was primarily due to higher capitalized stripping at Séguéla, project expenditures at Diamba Sud and capital maintenance projects at Lindero. The Company also advanced $13.8 million to vendors related to capital projects.

Financing Activities

Financing cash flows for the three months ended June 30, 2026 primarily consisted of $82.1 million for shares purchased under the Company’s Normal Course Issuer Bid program (“NCIB”) and $8.9 million in right of use payments. The Company also paid a dividend of $23.5 million to the government of Côte d’Ivoire with respect to their interest in Roxgold Sango which holds the Séguéla mine.

Fortuna | 19

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Capital Resources

The Company maintains a $150.0 million secured revolving credit facility (the “Credit Facility”) with an uncommitted accordion option of $75.0 million. The Credit Facility matures on October 31, 2028, and accrues interest on USBR Loans at the applicable US base rate plus an applicable margin of between 1.25% and 2.25% across all levels of the margin grid, and on Benchmark Loans at the adjusted term SOFR rate for the applicable term plus the applicable margin of between 2.25% and 3.25% across all levels of the margin grid.

As at August 5, 2026, the Credit Facility remains undrawn and the full $150.0 million was available to the Company.

Contractual Obligations

The expected maturity of our commitments and contractual obligations as at June 30, 2026 are outlined below:

	Expected payments due by year as at June 30, 2026
(in millions of US dollars)	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	147.7	–	–	–	147.7
Debt	6.5	185.4	3.2	–	195.1
Closure and reclamation provisions	–	3.4	13.8	40.8	58.0
Income taxes payable	99.7	–	–	–	99.7
Lease obligations	39.3	52.6	10.7	11.3	113.9
Other liabilities	–	2.9	–	–	2.9
Total	293.2	244.3	27.7	52.1	617.3

Figures may not add due to rounding.
Debt includes principal and interest payments, except accrued interest which is included in trade and other payables.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisionally priced trade receivables of $12.7 million and share units payable of $21.9 million are the Company’s Level 2 fair value assets and liabilities. The Company has no Level 3 fair value assets.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The fair value of the share units payable is calculated using the quoted market value of the Company’s common shares.

See note 3 (section l) and Note 28 of the 2025 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

Fortuna | 20

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 295,957,387 common shares outstanding as at August 5, 2026. In addition, there were 1,459,404 outstanding equity-settled share-based performance share units.

All of the outstanding share-settled performance units are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

On June 10, 2024, the Company issued an aggregate principal amount of $172.5 million of unsecured convertible senior notes (the “2024 Notes”). Subject to earlier redemption or purchase, holders may convert their 2024 Notes at any time until the close of business on the business day immediately preceding June 30, 2029. Upon conversion, holders of the 2024 Notes will receive common shares in the capital of the Company based on an initial conversion rate, subject to adjustment, of 151.7220 common shares per $1,000 principal amount of 2024 Notes. Assuming an initial conversion rate of 151.7220 common shares per $1,000 principal amount of 2024 Notes, a maximum of 26,172,045 common shares are issuable upon conversion of the 2024 Notes as at August 5, 2026.

Normal Course Issuer Bid

On April 17, 2026, the Company announced the renewal of its NCIB program to purchase up to 15,227,869 common shares, being 5% of its outstanding common shares as at April 10, 2026. Under the NCIB, purchases of common shares may be made through the facilities of the NYSE. The share repurchase program started on May 4, 2026 and will end on the earlier of May 3, 2027; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

During the first six months of 2026, Company acquired under its NCIB program and cancelled 10,800,693 common shares at an average cost of US$9.31 per share.

RELATED PARTY TRANSACTIONS

Key Management Personnel

During the three and six months ended June 30, 2026 and 2025, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

Other than transactions in the normal course of business and those noted above, and with the Board of Directors and key management personnel, the Company had no transactions between related parties during the three and six months ended June 30, 2026 and 2025.

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Financial Statements, including but not limited to: all-in costs; cash cost per ounce of gold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining costs per ounce of gold equivalent sold; all in cash cost per ounce of gold sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; sustaining capital; growth capital; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA; EBITDA margin; net debt and working capital.

Fortuna | 21

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented with the exception of the following:

●	The calculation of Adjusted EBITDA was revised to no longer include right of use payments. Management elected to make the change to simplify the calculation and to better align with our peers to improve comparability

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs.
Gold Equivalent Ounces Sold

Gold equivalent ounces are calculated by converting other metal production to its gold equivalent using relative metal/gold metal prices at realized prices and adding the converted metal production expressed in gold ounces to the ounces of gold production.

Gold Ounces Sold
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations, and costs allocated to by-products, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's cost structure, ability to generate free cash flow and evaluate the relative performance of our operations. In addition, the Company believes that each measure provides useful information to our investors to evaluate cash flow generation and the costs necessary to maintain current production levels at an operation.

Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.

Fortuna | 22

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, gains from blue-chip swaps and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of growth capital.
Sustaining Capital

Sustaining capital represents the necessary capital investments to maintain current operations at their existing production levels including costs such as capitalized stripping and underground development.

Additions to Property Plant and Equipment

Management believes that sustaining and growth capital provide useful information to investors regarding the Company’s investment activities to both maintain the existing operations and invest in the future growth of the Company.

Growth Capital	Growth capital represents the capital investments necessary to expand current operations, develop new projects and build significant infrastructure.
Free Cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, less sustaining capital expenditures and sustaining lease payments, plus blue-chip swap investments and adjusted for one-time items that the Company does not consider representative of future cash flows such as transaction costs and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available from its operations to fund the Company’s growth through investments and capital expenditures.
Free Cash Flow	Free cash flow is defined as net cash provided by operating activities less sustaining and growth capital expenditures and payment of lease obligations.	Net Cash Provided by Operating Activities

This non-IFRS measure is used by the Company to measure cash flow available after funding growth and sustaining capital and lease obligations to fund corporate activities without reliance on additional borrowings.

Fortuna | 23

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Adjusted Net Income and Adjusted Attributable Net Income

Adjusted net income and adjusted attributable net income excludes the after-tax and non-controlling interest impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, which includes but is not limited to:

◾
Acquisition/disposition gains and losses and the fees associated with executing the transaction;
◾
Impairment charges (reversals) related to mineral properties and PP&E; and
◾
Other items that are not indicative of the underlying operating performance of our core mining business
Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, which includes but is not limited to:

◾
Acquisition/disposition gains and losses and the fees associated with executing the transaction;
◾
Impairment charges (reversals) related to mineral properties and PP&E; and
◾
Other items that are not indicative of the underlying operating performance of our core mining business
Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

EBITDA Margin	This ratio is calculated by dividing Adjusted EBITDA by Sales
Working Capital	Working capital is a non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.
Net Debt	Net debt is a Non-IFRS measure which is calculated by adding together current and long term debt and then subtracting cash and cash equivalents.	Current Debt, Long Term Debt, Cash and Cash Equivalents	Management believes that net debt is a useful indicator of the liquidity of the Company.

Fortuna | 24

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Cash Cost per GEO Sold

The following tables present a reconciliation of cash cost per GEO sold to the cost of sales in the Q2 2026 Financial Statements for the three and six months ended June 30, 2026 and 2025:

Cash cost per gold equivalent ounce sold - Q2 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	46,434	68,260	20,258	134,952
Depletion, depreciation, and amortization	(15,155)	(23,406)	(4,475)	(43,036)
Royalties and taxes	(93)	(16,685)	(456)	(17,234)
Costs allocated to by-products	(1,492)	–	–	(1,492)
Other	15	–	(761)	(746)
Treatment and refining charges	–	–	2,272	2,272
Cash cost applicable per gold equivalent ounce sold	29,709	28,169	16,838	74,716
Ounces of gold equivalent sold	20,359	41,677	10,249	72,285
Cash cost per ounce of gold equivalent sold ($/oz)	1,459	676	1,643	1,034

Gold equivalent was calculated using the realized prices for gold of $4,447/oz Au, $75.22/oz Ag, $1,930/t Pb and $3,464/t Zn
Figures may not add due to rounding.

Cash cost per gold equivalent ounce sold - Q2 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	40,939	66,660	17,793	125,392
Depletion, depreciation, and amortization	(13,331)	(29,934)	(4,268)	(47,533)
Royalties and taxes	(92)	(11,152)	(295)	(11,539)
Costs allocated to by-products	(762)	–	–	(762)
Other	59	–	(663)	(604)
Treatment and refining charges	–	–	28	28
Cash cost applicable per gold equivalent ounce sold	26,813	25,574	12,595	64,982
Ounces of gold equivalent sold	23,350	38,144	8,484	69,978
Cash cost per ounce of gold equivalent sold ($/oz)	1,148	670	1,485	929

Gold equivalent was calculated using the realized prices for gold of $3,307/oz Au, $33.8/oz Ag, $1,945/t Pb and $2,640/t Zn for Q2 2025
Figures may not add due to rounding.

Cash cost per gold equivalent ounce sold - YTD 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	88,112	141,264	36,210	265,588
Depletion, depreciation, and amortization	(30,088)	(49,506)	(8,117)	(87,711)
Royalties and taxes	(155)	(35,074)	(927)	(36,156)
Costs allocated to by-products	(2,745)	–	–	(2,745)
Other	84	–	(1,601)	(1,517)
Treatment and refining charges	–	–	4,169	4,169
Cash cost applicable per gold equivalent ounce sold	55,208	56,684	29,734	141,626
Ounces of gold equivalent sold	41,470	83,731	17,387	142,588
Cash cost per ounce of gold equivalent sold ($/oz)	1,331	677	1,710	993

Gold equivalent was calculated using the realized prices for gold of $4,667/oz Au, $78.32/oz Ag, $1,925/t Pb and $3,363/t Zn
Figures may not add due to rounding.

Fortuna | 25

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Cash cost per gold equivalent ounce sold - YTD 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	72,744	132,085	35,256	240,085
Depletion, depreciation, and amortization	(23,130)	(60,245)	(8,637)	(92,012)
Royalties and taxes	(187)	(21,285)	(535)	(22,007)
Costs allocated to by-products	(1,493)	–	–	(1,493)
Other	182	–	(1,322)	(1,140)
Treatment and refining charges	–	–	78	78
Cash cost applicable per gold equivalent ounce sold	48,116	50,555	24,840	123,511
Ounces of gold equivalent sold	41,931	76,583	18,833	137,347
Cash cost per ounce of gold equivalent sold ($/oz)	1,147	660	1,319	899

Gold equivalent was calculated using the realized prices for gold of $3,103/oz Au, $32.8/oz Ag, $1,958/t Pb and $2,747/t Zn for YTD 2025
Figures may not add due to rounding.

All-in Sustaining Cash Cost and All-in Cash Cost per GEO Sold

The following tables show a breakdown of the all-in sustaining cash cost per GEO sold for the three and six months ended June 30, 2026 and 2025:

AISC per gold equivalent ounce sold - Q2 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	29,709	28,169	16,838	–	74,716
Royalties and taxes	93	16,685	456	–	17,234
Worker's participation	–	–	914	–	914
General and administration	3,023	3,486	2,080	9,044	17,633
Other	–	–	–	–	–
Total cash costs	32,825	48,340	20,288	9,044	110,497
Sustaining capital (1)	13,284	25,220	6,929	–	45,433
Blue chips gains (investing activities) (1)	–	–	–	–	–
All-in sustaining costs	46,109	73,560	27,217	9,044	155,930
Gold equivalent ounces sold	20,359	41,677	10,249	–	72,285
All-in sustaining costs per ounce	2,265	1,765	2,656	–	2,157

Gold equivalent was calculated using the realized prices for gold of $4,447/oz Au, $75.22/oz Ag, $1,930/t Pb and $3,464/t Zn
Figures may not add due to rounding.
(1) Presented on a cash basis.

Fortuna | 26

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

AISC per gold equivalent ounce sold - Q2 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	26,813	25,574	12,595	–	64,982
Royalties and taxes	92	11,152	295	–	11,539
Worker's participation	–	–	760	–	760
General and administration	2,577	3,038	1,672	13,175	20,462
Other	–	–	–	–	–
Total cash costs	29,482	39,764	15,322	13,175	97,743
Sustaining capital (1)	12,147	22,549	2,729	–	37,425
Blue chips gains (investing activities) (1)	–	–	–	–	–
All-in sustaining costs	41,629	62,313	18,051	13,175	135,168
Gold equivalent ounces sold	23,350	38,144	8,484	–	69,978
All-in sustaining costs per ounce	1,783	1,634	2,128	–	1,932

Gold equivalent was calculated using the realized prices for gold of $3,307/oz Au, $33.8/oz Ag, $1,945/t Pb and $2,640/t Zn for Q2 2025
Figures may not add due to rounding.
(1) Presented on a cash basis.

AISC per gold equivalent ounce sold - YTD 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	55,208	56,684	29,734	–	141,626
Royalties and taxes	155	35,074	927	–	36,156
Worker's participation	–	–	2,187	–	2,187
General and administration	6,028	7,438	2,973	26,824	43,263
Other	–	874	–	–	874
Total cash costs	61,391	100,070	35,821	26,824	224,106
Sustaining capital (1)	22,350	47,501	10,304	–	80,155
Blue chips gains (investing activities) (1)	–	–	–	–	–
All-in sustaining costs	83,741	147,571	46,125	26,824	304,261
Gold equivalent ounces sold	41,470	83,731	17,387	–	142,588
All-in sustaining costs per ounce	2,019	1,762	2,653	–	2,134

Gold equivalent was calculated using the realized prices for gold of $4,667/oz Au, $78.32/oz Ag, $1,925/t Pb and $3,363/t Zn
Figures may not add due to rounding.
(1) Presented on a cash basis.

Fortuna | 27

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

AISC per gold equivalent ounce sold - YTD 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	48,116	50,555	24,840	–	123,511
Royalties and taxes	187	21,285	535	–	22,007
Worker's participation	–	–	1,499	–	1,499
General and administration	5,057	5,262	4,127	28,548	42,994
Other	–	–	–	–	–
Total cash costs	53,360	77,102	31,001	28,548	190,011
Sustaining capital (1)	25,091	34,801	4,974	–	64,866
Blue chips gains (investing activities) (1)	(1,319)	–	–	–	(1,319)
All-in sustaining costs	77,132	111,903	35,975	28,548	253,558
Gold equivalent ounces sold	41,931	76,583	18,833	–	137,347
All-in sustaining costs per ounce	1,839	1,461	1,910	–	1,846

Gold equivalent was calculated using the realized prices for gold of $3,103/oz Au, $32.8/oz Ag, $1,958/t Pb and $2,747/t Zn for YTD 2025
Figures may not add due to rounding.
(3) Presented on a cash basis.

Production Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of cash cost per ounce of silver equivalent sold to the cost of sales for the three and six months ended June 30, 2026 and 2025:

Cash cost per silver equivalent ounce sold - Q2 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	20,258
Depletion, depreciation, and amortization	(4,475)
Royalties and taxes	(456)
Other	(761)
Treatment and refining charges	2,272
Cash cost applicable per silver equivalent sold	16,838
Ounces of silver equivalent sold (1,2)	606,343
Cash cost per ounce of silver equivalent sold ($/oz)	27.77

(1) Silver equivalent sold is calculated using a silver to gold ratio of 63.1:1, silver to lead ratio of 1:86.1 pounds, and silver to zinc ratio of 1:47.9 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding.

Cash cost per silver equivalent ounce sold - Q2 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	17,793
Depletion, depreciation, and amortization	(4,268)
Royalties and taxes	(295)
Other	(663)
Treatment and refining charges	28
Cash cost applicable per silver equivalent sold	12,595
Ounces of silver equivalent sold (1,2)	830,824
Cash cost per ounce of silver equivalent sold ($/oz)	15.16

Fortuna | 28

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

1 Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use.
Figures may not add due to rounding.

Cash cost per silver equivalent ounce sold - YTD 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	36,210
Depletion, depreciation, and amortization	(8,117)
Royalties and taxes	(927)
Other	(1,601)
Treatment and refining charges	4,169
Cash cost applicable per silver equivalent sold	29,734
Ounces of silver equivalent sold (1,2)	1,032,300
Cash cost per ounce of silver equivalent sold ($/oz)	28.80

(1) Silver equivalent sold is calculated using a silver to gold ratio of 61.1:1, silver to lead ratio of 1:89.8 pounds, and silver to zinc ratio of 1:51.4 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding.

Cash cost per silver equivalent ounce sold - YTD 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	35,256
Depletion, depreciation, and amortization	(8,637)
Royalties and taxes	(535)
Other	(1,322)
Treatment and refining charges	78
Cash cost applicable per silver equivalent sold	24,840
Ounces of silver equivalent sold (1,2)	1,783,961
Cash cost per ounce of silver equivalent sold ($/oz)	13.92

[1] Silver equivalent sold is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use.
Figures may not add due to rounding.

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per payable ounce of silver equivalent sold for the three and six months ended June 30, 2026 and 2025:

AISC per silver equivalent ounce sold - Q2 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	16,838
Royalties and taxes	456
Worker's participation	914

Fortuna | 29

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

General and administration	2,080
Total cash costs	20,288
Sustaining capital (3)	6,929
All-in sustaining costs	27,217
Silver equivalent ounces sold (1,2)	606,343
All-in sustaining costs per ounce	44.89

(1) Silver equivalent sold is calculated using a silver to gold ratio of 63.1:1, silver to lead ratio of 1:86.1 pounds, and silver to zinc ratio of 1:47.9 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

AISC per silver equivalent ounce sold - Q2 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	12,595
Royalties and taxes	295
Worker's participation	760
General and administration	1,672
Total cash costs	15,322
Sustaining capital (3)	2,729
All-in sustaining costs	18,051
Silver equivalent ounces sold (1,2)	830,824
All-in sustaining costs per ounce	21.73

1 Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
(3) Presented on a cash basis.

AISC per silver equivalent ounce sold - YTD 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	29,734
Royalties and taxes	927
Worker's participation	2,187
General and administration	2,973
Total cash costs	35,821
Sustaining capital (3)	10,304
All-in sustaining costs	46,125
Silver equivalent ounces sold (1,2)	1,032,300
All-in sustaining costs per ounce	44.68

(1) Silver equivalent sold is calculated using a silver to gold ratio of 61.1:1, silver to lead ratio of 1:89.8 pounds, and silver to zinc ratio of 1:51.4 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

AISC per silver equivalent ounce sold - YTD 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	24,840
Royalties and taxes	535
Worker's participation	1,499
General and administration	4,127
Total cash costs	31,001
Sustaining capital (3)	4,974
All-in sustaining costs	35,975
Silver equivalent ounces sold (1,2)	1,783,961

Fortuna | 30

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

All-in sustaining costs per ounce	20.17

1 Silver equivalent sold is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
(3) Presented on a cash basis.

Growth and Sustaining Capital Expenditures

The following tables present a reconciliation of growth and sustaining capital expenditures for the three and six months ended June 30, 2026 and 2025.

Capital expenditures for AISC - Q2 2026
(in thousands of US dollars)	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	16,136	29,323	5,902	16,516	67,877
Growth capital	(4,083)	(10,594)	(123)	(16,516)	(31,316)
Sustaining capital	12,053	18,729	5,779	–	36,561
Sustaining leases	1,231	6,491	1,150	–	8,872
Capital expenditures for AISC	13,284	25,220	6,929	–	45,433

Figures may not add due to rounding.

Capital expenditures for AISC - Q2 2025
(in thousands of US dollars)	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	13,183	23,603	2,293	7,936	47,015
Growth capital	(1,827)	(5,538)	(305)	(7,936)	(15,606)
Sustaining capital	11,356	18,065	1,988	–	31,409
Sustaining leases	791	4,484	741	–	6,016
Capital expenditures for AISC	12,147	22,549	2,729	–	37,425

Figures may not add due to rounding.

Capital expenditures for AISC - YTD 2026
(in thousands of US dollars)	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	24,520	53,984	8,219	26,435	113,158
Growth capital	(4,798)	(17,238)	(199)	(26,435)	(48,670)
Sustaining capital	19,722	36,746	8,020	–	64,488
Sustaining leases	2,628	10,755	2,284	–	15,667
Capital expenditures for AISC	22,350	47,501	10,304	–	80,155

Figures may not add due to rounding.

Capital expenditures for AISC - YTD 2025
(in thousands of US dollars)	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	25,852	41,423	4,157	13,536	84,968
Growth capital	(2,134)	(14,745)	(554)	(13,536)	(30,969)
Sustaining capital	23,718	26,678	3,603	–	53,999
Sustaining leases	1,373	8,123	1,372	–	10,868
Capital expenditures for AISC	25,091	34,801	4,975	–	64,867

Fortuna | 31

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Figures may not add due to rounding.

Free Cash Flow and Free Cash Flow from Ongoing Operations

The following table presents a reconciliation of free cash flow and free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
(in millions of US dollars)	2026	2025	2026	2025

Net cash provided by operating activities	138.3	67.3	347.6	193.7
Additions to mineral properties, plant and equipment	(67.9)	(47.0)	(113.2)	(86.6)
Payments of lease obligations	(9.0)	(6.4)	(15.8)	(12.4)
Free cash flow	61.4	13.9	218.6	94.7
Growth capital	31.3	15.6	48.7	31.0
Discontinued operations	–	26.2	–	(7.7)
Gain on blue chip swap investments	–	–	–	1.3
Advances and other	(7.0)	1.7	(7.6)	4.8
Free cash flow from ongoing operations	85.7	57.4	259.7	124.1

Figures may not add due to rounding.

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
(in millions of US dollars)	2026	2025	2026	2025
Net income	83.7	44.1	203.7	108.8
Adjustments, net of tax:
Discontinued operations	–	3.6	–	(22.3)
Write off of mineral properties	–	2.0	–	2.0
Other non-cash/non-recurring items	–	0.1	(0.1)	0.4
Adjusted net income	83.7	49.8	203.6	88.9

Figures may not add due to rounding.

Fortuna | 32

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
(in millions of US dollars)	2026	2025	2026	2025
Net income	83.7	44.1	203.7	108.8
Adjustments:
Community support provision and accruals	–	–	–	(0.2)
Discontinued operations	–	3.6	–	(22.3)
Inventory adjustment	–	–	(0.1)	–
Net finance items	2.1	3.4	4.0	6.5
Depreciation, depletion, and amortization	44.0	48.0	89.9	93.0
Income taxes	71.0	33.7	129.4	49.0
Investment income	–	(1.7)	–	(1.7)
Other operating expenses (income)	0.0	–	(7.0)	–
Other non-cash/non-recurring items	(0.0)	2.2	(0.3)	2.7
Adjusted EBITDA	200.8	133.3	419.6	235.8
Sales	318.4	230.4	660.9	425.5
EBITDA margin	63%	58%	63%	55%

Figures may not add due to rounding.

Adjusted Attributable Net Income

The following table presents a reconciliation of Adjusted Attributable Net Income from attributable net income, the most directly comparable IFRS measure, for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
(in millions of US dollars)	2026	2025	2026	2025
Net income attributable to shareholders	75.5	37.3	186.5	95.8
Adjustments, net of tax:
Discontinued operations	–	3.6	–	(22.3)
Write off of mineral properties	–	2.0	–	2.0
Inventory adjustment	–	–	–	(0.2)
Other non-cash/non-recurring items	–	1.8	–	5.1
Adjusted attributable net income	75.5	44.7	186.5	80.4

Figures may not add due to rounding.

Net Debt

The following table presents a reconciliation of debt to total net debt and total net debt to adjusted EBITDA ratio as at June 30, 2026:

(in millions of US dollars, except Total net debt to adjusted EBITDA ratio)	June 30, 2026
2024 Convertible Notes	172.5
Less: cash and cash equivalents and short-term investments	(606.7)
Total net debt	(434.2)
Adjusted EBITDA (last four quarters)	707.6

Fortuna | 33

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Total net debt to adjusted EBITDA ratio	(0.6):1

Working Capital

The following table presents a calculation of working capital as at June 30, 2026 and 2025:

(in millions of US dollars)	June 30, 2026	June 30, 2025
Current assets	835.5	587.5
Current liabilities	278.2	217.0
Working capital	557.3	370.5

Figures may not add due to rounding.

Qualified Person

Eric Chapman, Senior Vice-President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328) and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

RISKS AND UNCERTAINTIES

In the exploration, development and mining of mineral deposits, we are subject to various significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: operating hazards and risks incidental to mining activities; occupational health and safety hazards; mineral resources, mineral reserves and metal recoveries are estimated; the ability to replace mineral reserves; hazards and risks relating to tailings, heap leach and waste rock facilities; assumptions that the Company must make in determining production schedules, economic returns and costs; exploration projects such as Diamba Sud are uncertain; the substantial capital required for exploration and the development of infrastructure and for expansion projects, such as the expansion of the Séguéla processing plant and the development of underground mining at the Sunbird deposit at Séguéla; existing and future environmental regulation; political and economic risk in the jurisdictions in which we operate; uncertainties relating to new mining operations; uncertainties relating to obtaining all permits required for operations, including an exploitation permit for the Diamba Sud project and an environmental permit for underground mining at the Sunbird deposit at the Séguéla mine;  global geopolitical risk; repatriation of funds; government regulations and permit requirements, environmental legislation; abnormal or extreme natural events; climate change and weather; risks related to securing required supplies of power and water; labor relations; taxation changes; potential conflicts in partnerships and joint arrangements; use of outside contractors; imposition of trade tariffs; maintenance of mining concessions, challenges to the Company’s title to its properties; the termination of mining concessions in certain circumstances; risks related to artisanal or informal mining on the Company’s properties; compliance with ILO Convention 169; maintaining relationships with local communities; reputational risk; opposition to the Company’s exploration, development or operational activities; funding for exploration and  development; production risk at our operating mine sites; failure to complete proposed acquisitions or business arrangements; our ability to service and repay our debt; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; debt service obligations; breach and default under indebtedness; credit ratings; our ability to attract and retain a skilled

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

workforce; critical infrastructure failures; the ability to maintain appropriate and adequate insurance across all jurisdictions; risks relating to conflicts of interests of our directors and officers; our compliance with corruption and antibribery laws and sanctions; risks related to legal proceedings that arise in the ordinary course of business; foreign currency risk; fluctuations in metal prices; our ability to sell to a limited number of smelters and off-takers; tax matters; credit risk on receivables; sufficiency of monies allotted by the Company for mine closure and reclamation obligations; risks relating to operational and governance practices being challenged by activist shareholders and proxy solicitation firms; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; pandemics, epidemics and public health crises; volatility in the market price of the Company’s common shares; risks related to the 2024 Notes; dilution of shareholders from future offerings of the Company’s common shares or securities convertible into common shares; dividends; credit risk through VAT receivables; supply chain disruptions; tax-related risks, including tax and audits and reassessments; risks relating to the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); and competition. These risks are not a comprehensive list of the risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors' in our current Annual Information Form for the year ended December 31, 2025 as well as the section ‘Risks and Uncertainties’ in the management’s discussion and analysis for the year ended December 31, 2025 (which are available on SEDAR+ at www.sedarplus.ca).

Significant changes to our financial, operational and business risks exposure during the three and six months ended June 30, 2026 and up to the date of this MD&A include the following:

●	On February 28 2026, the United Stated initiated military action in Iran which has led to instability in the Middle East and the disruption of global energy markets. Heightened tensions and hostilities in the Middle East increase the risk of escalation of further military action, sanctions, trade disruptions, energy price volatility and broader geopolitical uncertainty. Such conflict may adversely affect global economic conditions, including through disruptions to international trade, capital markets, transportation networks and supply chains, increased inflationary pressures, higher interest rates, currency volatility and reduced investor confidence. Escalation of hostilities in the Middle East has also contributed to volatility in global energy markets, increasing fuel, power and transportation costs. Any sustained increase in such costs could negatively affect the Company’s operating costs, project economics, capital expenditures and margins.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgements and accounting estimates, refer to note 4 of the 2025 Financial Statements.

Changes in Accounting Policies

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2026. These include amendments to IFRS 7 and IFRS 9, Classification and Measurement of Financial Instruments. The impacts of adoption were not material to the Company's interim consolidated financial statements.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

In April 2024, the IASB issued new IFRS 18, Presentation and Disclosure in Financial Statements. This standard, effective for annual periods beginning on or after January 1, 2027, replaces IAS 1, Presentation of Financial Statements and requires retrospective application. The standard introduces new classification categories and mandatory subtotals in the statement of income, as well as new disclosure requirements for management-defined performance measures (“MPM”), and it may affect what the Company reports as its operating profit or loss.

The Company is currently assessing the detailed implications of applying the new standard on the financial statements and the following potential impacts have been identified based on the Company’s preliminary assessment:

●	The Company has performed an initial assessment of the non-IFRS financial measures and other subtotals of income and expenses that it currently uses in its public communications outside the financial statements and the Company believes the following will meet the MPM definition: adjusted net income; adjusted attributable net income; and adjusted EBITDA;
●	Income and expenses will be classified into defined categories, including operating, investing, and financing. Consequently, some income and expense items may move to different sections of the income statement compared to current presentation;
●	The Company will be required to present specific subtotals, including operating profit and profit before financing and income taxes;
●	The Company will be required to provide additional note disclosures regarding the nature of certain operating expenses; and
●	The starting point for the indirect method of reporting cash flows from operating activities will change to operating profit (currently, net income from continuing operations).

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

There have been no changes in the Company’s internal control over financial reporting for the three and six months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A includes certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are often, but not always, identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, “possible”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to: Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated and can be profitably produced in the future; the Company's plans and expectations for its material properties and future exploration, development and operating activities, including, without limitation, capital expenditure, production and cash cost and all-in sustaining costs (“AISC”) estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company; exploration plans; statements establishing sustainability and environmental targets, goals, and strategies, and the ability to meet the same; the future results of exploration activities; statements regarding the Company’s plans to expand the Séguéla processing plant, upgrade supporting infrastructure and develop the Sunbird underground mine, including the estimated capital cost of the expansion and how the project will be funded, the anticipated increased production, the timeline to complete the project and the proposed timing for the start of underground mining at the Sunbird deposit; the timeline for the Company to commence an exploration field program at the Quartzstone Project in Guyana; that the Company’s exploration activities will be successful and that it will be able to increase its mineral resources at its existing deposits; the ability of the Company to continue to repatriate funds from Argentina; the Company’s expectation that there are no changes in internal controls that are reasonably likely to materially affect the Company’s internal control over financing reporting; expected maturities of the Company’s financial liabilities, lease obligations and other contractual commitments; property permitting and litigation matters; the fluctuation of its effective tax rate in the jurisdictions where the Company does business; and statements regarding the NCIB program.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others: operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; occupational health and safety hazards; hazards and risks relating to tailings, heap leach and waste rock facilities; critical infrastructure failures; uncertainties relating to new mining operations; uncertainties relating to the timing of obtaining permits for new projects, such as the exploitation permit for the Diamba Sud project, or for the expansion of existing projects, such as the environmental permit for underground operations at the Sunbird deposit at the Séguéla mine; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; inability to meet

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

sustainability, environmental, diversity or safety targets, goals, and strategies (including greenhouse gas emissions reduction targets); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, Iran – Israel and US, and Israel – Hamas conflicts, and the impact they may have on global economic activity which may have impacts on the Company’s operational and capital expenditure budgets, including for the Diamba Sud project and the expansion of the Séguéla processing plant; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities and expansion projects such as the expansion of the Séguéla processing plant; substantial reliance on the Séguéla Mine and the Lindero Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; the imposition of trade tariffs and the effect that they might have on the Company’s operations; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its credit facility, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the market for the Company’s securities; risks relating to the convertible notes of the Company; and uncertainty relating to the enforcement of any U.S. judgments which may be brought against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2025 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and six months ended June 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Forward-looking Statements contained in this MD&A are based on the assumptions and factors management considers reasonable as at the date of this MD&A, including but not limited to: all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties; there being no significant disruptions affecting operations, whether relating to labor, supply, power, blockades, damage to equipment or other matter; there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian, Iran – Israel and US, and  Israel – Hamas conflicts or otherwise that would impair their ability to provide goods and services; permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations;  expected trends and specific assumptions regarding metal prices and currency exchange rates; prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels; production forecasts meeting expectations; any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these Forward-looking Statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Fortuna | 39